UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 10)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(a)



                          First Aviation Services, Inc.
                                (Name of Issuer)

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    31865W108
                      (CUSIP Number of Class of Securities)

                    Wynnefield Partners Small Cap Value, L.P.
                          450 Seventh Avenue, Suite 509
                            New York, New York 10123
                           Attention: Mr. Nelson Obus
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                    Copy to:

                              Erich W. Merrill, Jr.
                                 Miller Nash LLP
                              111 S.W. Fifth Avenue
                                   Suite 3400
                             Portland, Oregon 97204
                                 (503) 224-5858

                                 April 15, 2004
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and if filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ]

                         (continued on following pages)

-------------------------------------------------------------------------------
CUSIP No. 31865W108                13D/A                     Page 2 of 15 Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
         1. NAME OF REPORTING PERSON: Wynnefield Partners Small Cap Value, L.P. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(entities only):
             13-3688497
-------------------------------------------------------------------------------
         2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a)  [X]   (b)  [ ]
-------------------------------------------------------------------------------
         3.  SEC USE ONLY
-------------------------------------------------------------------------------
         4.  SOURCE OF FUNDS
             WC (SEE ITEM 3)
-------------------------------------------------------------------------------
         5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
-------------------------------------------------------------------------------
         6.  CITIZENSHIP OR PLACE OF ORGANIZATION
             Delaware
-------------------------------------------------------------------------------
               NUMBER OF               7.       SOLE VOTING POWER
                SHARES                          -0- shares (See Item 5)
                                   --------------------------------------------
             BENEFICIALLY              8.       SHARED VOTING POWER
               OWNED BY                         2,168,444 (See Item 5)
                                   --------------------------------------------
            EACH REPORTING             9.       SOLE DISPOSITIVE POWER
                PERSON                          -0- shares (See Item 5)
                                   --------------------------------------------
                 WITH                 10.      SHARED DISPOSITIVE POWER
                                               2,168,444 (See Item 5)
-------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
-------------------------------------------------------------------------------
         12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES                  [ ]

-------------------------------------------------------------------------------
         13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.8% (See Item 5)
-------------------------------------------------------------------------------
         14.    TYPE OF REPORTING PERSON
                PN

-------------------------------------------------------------------------------
CUSIP NO.  31865W108           13D/A                     Page  3  of  15  Pages
-------------------------------------------------------------------------------

------------------------------------------------------------------------------
         1. NAME OF REPORTING PERSON: Wynnefield Small Cap Value Offshore, Fund, Ltd.
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
                (No I.R.S. Identification Number)
-------------------------------------------------------------------------------
         2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X] (b) [ ]
-------------------------------------------------------------------------------
         3.     SEC USE ONLY
-------------------------------------------------------------------------------
         4.     SOURCE OF FUNDS
                WC (SEE ITEM 3)
-------------------------------------------------------------------------------
         5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2 (d) OR 2 (e)        [ ]
-------------------------------------------------------------------------------
         6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                Cayman Islands
--------------------------- ---------------------------------------------------
        NUMBER OF                    7.       SOLE VOTING POWER
          SHARES                              -0- shares (See Item 5)
                                -----------------------------------------------
       BENEFICIALLY                  8.       SHARED VOTING POWER
         OWNED BY                                2,168,444 (See Item 5)
                                -----------------------------------------------
           EACH                      9.       SOLE DISPOSITIVE POWER
        REPORTING                             -0- shares (See Item 5)
                                -----------------------------------------------
          PERSON                     10.      SHARED DISPOSITIVE POWER
           WITH                               2,168,444  (See Item 5)
-------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
-------------------------------------------------------------------------------
         12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
                                                [ ]
-------------------------------------------------------------------------------
         13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.8% (See Item 5)
-------------------------------------------------------------------------------
         14.    TYPE OF REPORTING PERSON
                CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 31865W108            13D/A                     Page  4  of  15  Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
         1.     NAME OF REPORTING PERSON   Wynnefield Partners Small Cap Value,
                L.P.I
                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                (entities only):
                13-3953291
-------------------------------------------------------------------------------
         2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                        (a)[X] (b)[ ]
-------------------------------------------------------------------------------
         3.     SEC USE ONLY
-------------------------------------------------------------------------------
         4.     SOURCE OF FUNDS
                WC (SEE ITEM 3)
-------------------------------------------------------------------------------
         5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)          [ ]
-------------------------------------------------------------------------------
         6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-------------------------------------------------------------------------------
          NUMBER OF                     7.       SOLE VOTING POWER
           SHARES                                -0- shares (See Item 5)
                                -----------------------------------------------
        BENEFICIALLY                    8.       SHARED VOTING POWER
          OWNED BY                               2,168,444 (See Item 5)
                                -----------------------------------------------
            EACH                        9.       SOLE DISPOSITIVE POWER
          REPORTING                              -0- shares (See Item 5)
                                -----------------------------------------------
           PERSON                       10.      SHARED DISPOSITIVE POWER
            WITH                                 2,168,444 (See Item 5)
-------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
-------------------------------------------------------------------------------
         12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
                                                [ ]
-------------------------------------------------------------------------------
         13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.8% (See Item 5)
-------------------------------------------------------------------------------
         14.    TYPE OF REPORTING PERSON
                PN
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP No. 31865W108            13D/A                     Page  5  of  15  Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
        1.    NAME OF REPORTING PERSON: Nelson Obus
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
------------------------------------------------------------------------------
        2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                       (a) [X] (b) [ ]
-------------------------------------------------------------------------------
        3.    SEC USE ONLY
-------------------------------------------------------------------------------
        4.    SOURCE OF FUNDS PF (SEE ITEM 3)
-------------------------------------------------------------------------------
        5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) OR 2(e)                  [ ]
-------------------------------------------------------------------------------
        6.    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
-------------------------------------------------------------------------------
        NUMBER OF               7.            SOLE VOTING POWER
         SHARES                               -0- shares (See Item 5)
                             --------------------------------------------------
      BENEFICIALLY              8.            SHARED VOTING POWER
        OWNED BY                              2,168,444 (See Item 5)
                             --------------------------------------------------
     EACH REPORTING             9.            SOLE DISPOSITIVE POWER
        PERSON                                -0- shares (See Item 5)
                             --------------------------------------------------
         WITH                   10.           SHARED DISPOSITIVE POWER
                                              2,168,444 (See Item 5)
-------------------------------------------------------------------------------
        11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
-------------------------------------------------------------------------------
        12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                  [ ]
-------------------------------------------------------------------------------
        13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.8% (See Item 5)
-------------------------------------------------------------------------------
        14.   TYPE OF REPORTING PERSON
              IN

-------------------------------------------------------------------------------
CUSIP No. 31865W108             13D/A                    Page  6  of  15  Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
        1.    NAME OF REPORTING PERSON: Joshua H. Landes
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
-------------------------------------------------------------------------------
        2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
        3.    SEC USE ONLY
-------------------------------------------------------------------------------
        4.    SOURCE OF FUNDS
              AF (SEE ITEM 3)
-------------------------------------------------------------------------------
        5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)             [ ]
-------------------------------------------------------------------------------
        6.    CITIZENSHIP OR PLACE OF ORGANIZATION
              United States of America
-------------------------------------------------------------------------------
        NUMBER OF               7.            SOLE VOTING POWER
         SHARES                               -0- shares (See Item 5)
                           ----------------------------------------------------
      BENEFICIALLY              8.            SHARED VOTING POWER
        OWNED BY                              2,168,444 (See Item 5)
                           ----------------------------------------------------
     EACH REPORTING             9.            SOLE DISPOSITIVE POWER
         PERSON                               -0- shares (See Item 5)
                           ----------------------------------------------------
         WITH                  10.            SHARED DISPOSITIVE POWER
                                              2,168,444 (See Item 5)
-------------------------------------------------------------------------------
        11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
-------------------------------------------------------------------------------
        12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES                  [ ]
-------------------------------------------------------------------------------
        13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.8% (See Item 5)
-------------------------------------------------------------------------------
        14.   TYPE OF REPORTING PERSON
              IN

-------------------------------------------------------------------------------
CUSIP NO. 31865W108        13D/A                         Page  7  of  15  Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
        1.    NAME OF REPORTING PERSON Wynnefield Capital Management LLC
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only):
              13-4018186
-------------------------------------------------------------------------------
        2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                  (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
        3.    SEC USE ONLY
-------------------------------------------------------------------------------
        4.    SOURCE OF FUNDS
              AF (SEE ITEM 3)
-------------------------------------------------------------------------------
        5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
              TO ITEMS 2(d) OR 2(e)               [ ]
-------------------------------------------------------------------------------
        6.    CITIZENSHIP OR PLACE OF ORGANIZATION
              New York
-------------------------------------------------------------------------------
          NUMBER OF                     7.       SOLE VOTING POWER
           SHARES                                -0- shares (See Item 5)
                                -----------------------------------------------
        BENEFICIALLY                    8.       SHARED VOTING POWER
          OWNED BY                               2,168,444 (See Item 5)
                                -----------------------------------------------
            EACH                        9.       SOLE DISPOSITIVE POWER
          REPORTING                              -0- shares (See Item 5)
                                -----------------------------------------------
           PERSON                       10.      SHARED DISPOSITIVE POWER
            WITH                                 2,168,444 (See Item 5)
-------------------------------------------------------------------------------
        11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
-------------------------------------------------------------------------------
        12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
              SHARES                             [ ]
-------------------------------------------------------------------------------
        13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.8% (See Item 5)
-------------------------------------------------------------------------------
        14.   TYPE OF REPORTING PERSON
              OO (Limited Liability Company)
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 31865W108              13D/A                   Page  8  of  15  Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
         1.     NAME OF REPORTING PERSON  Wynnefield Capital, Inc.
                S.S.OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON(entities only):
                13-3688495
-------------------------------------------------------------------------------
         2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X]  (b) [ ]
-------------------------------------------------------------------------------
         3.     SEC USE ONLY
-------------------------------------------------------------------------------
         4.     SOURCE OF FUNDS
                AF (SEE ITEM 3)
-------------------------------------------------------------------------------
         5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
-------------------------------------------------------------------------------
         6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                Delaware
-------------------------------------------------------------------------------
          NUMBER OF                     7.       SOLE VOTING POWER
           SHARES                                -0- shares (See Item 5)
                                -----------------------------------------------
        BENEFICIALLY                    8.       SHARED VOTING POWER
          OWNED BY                               2,168,444 (See Item 5)
                                -----------------------------------------------
            EACH                        9.       SOLE DISPOSITIVE POWER
          REPORTING                              -0- shares (See Item 5)
                                -----------------------------------------------
           PERSON                       10.      SHARED DISPOSITIVE POWER
            WITH                                 2,168,444 (See Item 5)
-------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
-------------------------------------------------------------------------------
         12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
                                                [ ]
-------------------------------------------------------------------------------
         13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.8 % (See Item 5)             [ ]
-------------------------------------------------------------------------------
         14.    TYPE OF REPORTING PERSON
                CO
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
CUSIP NO. 31865W108         13D/A                        Page  9  of  15  Pages
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
         1.     NAME OF REPORTING PERSON Wynnefield Capital, Inc. Profit
                Sharing & Money Purchase Plan
                S.S.OR I.R.S. IDENTIFICATION NO.OF ABOVE PERSON (entities only):
                (No. I.R.S. Identification Number)
-------------------------------------------------------------------------------
         2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                (a) [X] (b) [ ]
-------------------------------------------------------------------------------
         3.     SEC USE ONLY
-------------------------------------------------------------------------------
         4.     SOURCE OF FUNDS
                WC (SEE ITEM 3)
-------------------------------------------------------------------------------
         5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                PURSUANT TO ITEMS 2(d) OR 2(e)   [ ]
-------------------------------------------------------------------------------
         6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                Not Applicable
-------------------------------------------------------------------------------
          NUMBER OF                     7.       SOLE VOTING POWER
           SHARES                                -0- shares (See Item 5)
                                -----------------------------------------------
        BENEFICIALLY                    8.       SHARED VOTING POWER
          OWNED BY                               2,168,444 (See Item 5)
                                -----------------------------------------------
            EACH                        9.       SOLE DISPOSITIVE POWER
          REPORTING                              -0- shares (See Item 5)
                                -----------------------------------------------
           PERSON                       10.      SHARED DISPOSITIVE POWER
            WITH                                 2,168,444 (See Item 5)
-------------------------------------------------------------------------------
         11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,168,444 shares (See Item 5)
-------------------------------------------------------------------------------
         12.    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
                SHARES
                                                        [ ]
-------------------------------------------------------------------------------
         13.    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                29.8 % (See Item 5)
-------------------------------------------------------------------------------
         14.    TYPE OF REPORTING PERSON
                EP
-------------------------------------------------------------------------------

Item 1.   Security and Issuer.

     This Amendment No. 10 (this "Amendment") to Statement of Beneficial Ownership on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of First Aviation Services, Inc., a Delaware corporation with its principal executive offices located at 15 Riverside Avenue, Westport, Connecticut 06880-4214 (the "Issuer"). This Amendment is being filed to (a) reflect the addition of the Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan as a filing person, (b) report plans to nominate a director for election to the Issuer's board of directors (the "Board") at the Issuer's 2004 annual meeting of shareholders (the "2004 Annual Meeting"), and (c) report plans to solicit proxies in support of the filing persons' director nominee and in support of a shareholder proposal for cumulative voting in director elections submitted by the reporting persons for consideration at the 2004 Annual Meeting.

Item 2.    Identity and Background.

     (a), (b), (c) and (f). This Amendment is being filed by Wynnefield Partners Small Cap Value, L.P. (the "Partnership"), Wynnefield Partners Small Cap Value, L.P. I (the "Partnership-I"), Wynnefield Small Cap Value Offshore Fund, Ltd. (the "Fund"), Nelson Obus ("Mr. Obus"), Joshua H. Landes ("Mr. Landes"), Wynnefield Capital Management, LLC ("WCM"), Wynnefield Capital, Inc. ("WCI"), and the Wynnefield Capital, Inc. Profit Sharing & Money Purchase Plan (the "Plan", and collectively with the Partnership, Partnership I, the Fund, Mr. Obus, Mr. Landes, WCM, and WCI, the "Wynnefield Group"). Each of the listed entities is separate and distinct with different beneficial owners (whether designated as limited partners or stockholders). Mr. Obus and Mr. Landes are individuals.

     WCM, a New York limited liability company, is the general partner of the Partnership and Partnership-I, private investment companies organized as limited partnerships under the laws of the State of Delaware. Mr. Obus and Mr. Landes are the managing members of WCM and the principal executive officers of WCI, the investment manager of the Fund, a private investment company organized under the laws of the Cayman Islands. Mr. Obus and Mr. Landes are citizens of the United States of America. The Plan is an employee profit-sharing plan of WCI. Mr. Obus and Mr. Landes share the power to vote and dispose of the Plan's investments in securities.

     The business address of Mr. Obus, Mr. Landes, and each of the entities in the Wynnefield Group is 450 Seventh Avenue, Suite 509, New York, New York 10123.

     (d) and (e). During the last five years, neither Mr. Obus, Mr. Landes, nor any of the entities comprising the Wynnefield Group has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration.

     The Plan purchased the 7,500 shares of Common Stock owned directly by the Plan for $34,924.50 on November 20, 1998. The Plan made the purchase with funds contributed by WCI on behalf of the Plan's beneficiaries. The source and amount of funds initially expended by

                             (Page 10 of 15 Pages)
other members of the Wynnefield Group to acquire Common Stock was previously reported in the original Schedule 13D and in subsequent amendments to the 13D.

     Since June 6, 2003, the date of filing of Amendment No. 9 to the Schedule 13D (the "Schedule 13D, Amendment No. 9") with the Securities and Exchange Commission (the "Commission"), no member of the Wynnefield Group has purchased any shares of Common Stock.

Item 4.    Purposes of Transaction.

     On April 15, 2004, the Wynnefield Group notified the Issuer of its intent to nominate Nelson Obus for election to the Board in opposition to management's candidates at the 2004 Annual Meeting. The Wynnefield Group intends to file preliminary proxy materials relating to solicitation of proxies from shareholders (a) in favor of election of Mr. Obus to the Board and (b) in favor of a shareholder proposal for cumulative voting in director elections submitted by the Wynnefield Group pursuant to Rule 14a-8 promulgated under the Securities and Exchange Act of 1934 (the "Exchange Act").

     Each member of the Wynnefield Group originally acquired the shares of Common Stock it owns for its own account, and for investment purposes, with no intention of changing or influencing control of the Issuer or as a participant in any transaction having that purpose or effect. However, the Wynnefield Group has from time to time recommended to the Issuer's management various strategies for increasing shareholder value, including pursuing sale of the company or a going-private transaction, and will continue to make such recommendations in the future. The Wynnefield Group previously nominated Mr. Obus for election to the Board at the Issuer's 2003 annual meeting of shareholders and solicited proxies on his behalf.

     The Wynnefield Group expects to evaluate on an ongoing basis the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer's operations, and other factors. The Wynnefield Group reserves the right to change its plans and intentions at any time as it deems appropriate. In particular, the Wynnefield Group may purchase shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock, in public and private transactions and/or may enter into negotiated derivative transactions to hedge the market risk of some or all positions in, or to obtain greater exposure to, the shares of the Common Stock. Any such transactions may be effected at any time or from time to time, subject to any applicable limitations imposed on the sale of shares of the Common Stock by the Securities Act of 1933, as amended, the Exchange Act and applicable state securities or "blue sky" laws.

     Except as set forth above, no member of the Wynnefield Group has any present plans or intentions that would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.    Interests in Securities of the Issuer.

     (a) - (c). As of April 15, 2004, the Wynnefield Group beneficially owned in the aggregate 2,168,444 shares of Common Stock, constituting approximately 29.8% of the outstanding shares of Common Stock (the percentage of shares owned being based upon 7,281,445 shares outstanding on December 5, 2003, as set forth in the Issuer's quarterly report on Form 10-Q for the period ended October 31, 2003).

                             (Page 11 of 15 Pages)

Each member of the Wynnefield Group may be deemed to beneficially own the 2,168,444 shares of Common Stock referenced in the preceding sentence because they together constitute a "group" as that term is used in Section 13(d)(3) of the Exchange Act and thereby may be deemed to each share voting and dispositive power with respect to the Common Stock owned directly by any member

     Partnership owns 744,258 shares of Common Stock directly. Partnership I owns 910,834 shares of Common Stock directly. WCM has an indirect beneficial ownership interest in shares of Common Stock owned by Partnership and Partnership-I through its status as the sole general partner of Partnership and Partnership-I. Messrs. Landes and Obus are co-managing members of WCM.

     The Fund owns 405,852 shares of Common Stock directly. WCI has an indirect beneficial ownership interest in the shares of Common Stock owned by the Fund through its status as investment manager of the Fund. Messrs. Landes and Obus are the principal executive officers of WCI.

     The Plan owns 7,500 shares of Common Stock directly. Mr. Obus and Mr. Landes share the power to vote and dispose of those shares.

     Mr. Obus owns 100,000 shares of Common Stock directly.

     The filing of this Amendment and any future amendment by the Wynnefield Group, and the inclusion of information herein and therein with respect to Messrs. Obus and Landes, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest.

     To the best knowledge of the Wynnefield Group, except as described in this Amendment, none of the Wynnefield Group, any person in control (ultimately or otherwise) of the Wynnefield Group, or any general partner, executive officer or director thereof, as applicable, beneficially owns any shares of Common Stock and there have been no transactions in shares of Common Stock effected since the filing of the Schedule 13D, Amendment No. 9, by the Wynnefield Group, any person in control of the Wynnefield Group (ultimately or otherwise), or any general partner, executive officer or director thereof, as applicable; provided, however, certain investment banking affiliates of the Wynnefield Group may beneficially own shares of Common Stock, including shares that may be held in discretionary or advisory accounts with the Wynnefield Group; and the Wynnefield Group, directly or in connection with such discretionary or advisory accounts, may acquire, hold, vote or dispose of Common Stock, including transactions that may have occurred since the filing of the Schedule 13D, Amendment No. 9.

     (d) No person, other than each member of the Wynnefield Group referred to as the direct beneficial owner of the shares of Common Stock set forth in this response to Item 5, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

     (e) Not applicable.
                              (Page 12 of 15 Pages)

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Each of the members of the Wynnefield Group is a party to a Joint Filing Agreement, dated as of April 15, 2004 (the "13D Joint Filing Agreement"), pursuant to which the parties agreed to jointly file any and all amendments and supplements to Schedule 13D with the Commission. The 13D Joint Filing Agreement is filed herewith as Exhibit 1 and is incorporated in this response to Item 6 in its entirety.

     Except for the agreement described in the preceding paragraph and the determination by members of the Wynnefield Group to seek the election of Mr. Obus as director of the Issuer and to support the shareholder proposal for cumulative voting, as described in Item 4 above, to the best knowledge of the Wynnefield Group, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Wynnefield Group and any other person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.    Material to be Filed as Exhibits.

        Exhibit 1 Joint Filing Agreement, dated as of April 15, 2004, among the Partnership, Partnership-I, Fund, WCM, WCI, the Plan, Mr. Landes, and Mr. Obus.


                             (Page 13 of 15 Pages)

                                   SIGNATURES

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment is true, complete and correct.

Dated:  April 15, 2004

WYNNEFIELD CAPITAL, INC.                 WYNNEFIELD PARTNERS SMALL CAP
PROFIT SHARING & MONEY                   VALUE, L.P.
PURCHASE PLAN

By: /s/ Nelson Obus                      By:Wynnefield Capital Management, LLC,
   --------------------------------         General Partner
   Nelson Obus, Authorized Signatory
                                         By: /s/ Nelson Obus
                                            -----------------------------------
                                            Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL                       WYNNEFIELD PARTNERS SMALL CAP
MANAGEMENT, LLC                          VALUE, L.P. I


By:  /s/ Nelson Obus                     By:  Wynnefield Capital Management, LLC
  ---------------------------------           General Partner
  Nelson Obus, Co-Managing Member
                                         By:  /s/ Nelson Obus
                                            -----------------------------------
                                            Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.                 WYNNEFIELD SMALL CAP VALUE
                                         OFFSHORE FUND, LTD.

By: /s/ Nelson Obus                      By: Wynnefield Capital, Inc.
   --------------------------------
        Nelson Obus, President           By: /s/ Nelson Obus
                                            -----------------------------------
                                            Nelson Obus, President

/s/ Joshua Landes
------------------------------------
Joshua H. Landes, Individually

/s/ Nelson Obus
------------------------------------
Nelson Obus, Individually

                             (Page 14 of 15 Pages)

                             JOINT FILING AGREEMENT

     Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, par value $0.01 per share, of First Aviation Services, Inc., a Delaware corporation.

Dated:  as of April 15, 2004

WYNNEFIELD CAPITAL, INC.                WYNNEFIELD PARTNERS SMALL CAP
PROFIT SHARING & MONEY                  VALUE, L.P.
PURCHASE PLAN

By:   /s/ Nelson Obus                   By:  Wynnefield Capital Management, LLC,
  --------------------------------           General Partner
  Nelson Obus, Authorized Signatory

                                        By:  /s/ Nelson Obus
                                           ------------------------------------
                                           Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL                      WYNNEFIELD PARTNERS SMALL CAP
MANAGEMENT, LLC                         VALUE, L.P. I


By: /s/ Nelson Obus                     By:  Wynnefield Capital Management, LLC
  ------------------------------             General Partner
  Nelson Obus, Co-Managing Member
                                        By:  /s/ Nelson Obus
                                             ----------------------------------
                                             Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.                WYNNEFIELD SMALL CAP VALUE
                                        OFFSHORE FUND, LTD.

By:  /a/ Nelson Obus                    By:  Wynnefield Capital, Inc.
  -----------------------------
  Nelson Obus, President
                                        By:     /s/ Nelson Obus
                                            -----------------------------------
                                            Nelson Obus, President

/s/ Joshua H. Landes
-------------------------------
Joshua H. Landes, Individually

/s/ Nelson Obus
-------------------------------
Nelson Obus, Individually


                             (Page 15 of 15 Pages)